VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
January 5, 2021

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Prevail Therapeutics Inc.

Schedule TO-T

Filed December 22, 2020

File No. 5-91049

Dear Mr. Hindin:

On behalf of Eli Lilly and Company (“Lilly”) and its wholly-owned subsidiary, Tyto Acquisition Corporation (“Purchaser”), please find below responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 31, 2020 (the “Comment Letter”) with regard to the Schedule TO-T (File No. 5-91049) filed by Lilly on December 22, 2020 (together with the exhibits filed therewith, the “SC TO-T”). In addition, Lilly is filing concurrently with this letter an amendment to the SC TO-T (“Amendment No. 1”), which includes revisions made to the SC TO-T in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the SC TO-T.

Set forth below are responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, the text of the Staff’s comments have been retyped in bold below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the SC TO-T and the Offer to Purchase filed as Exhibit (a)(1)(i) thereto (the “Offer to Purchase”).

January 5, 2021

Offer to Purchase

General

1.

Please provide us with a legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

We believe that the contingent value rights (the “CVRs”) described in the Offer to Purchase are not “securities,” the offer and sale of which would require registration under the Securities Act of 1933 (the “Securities Act”). Rather, the CVRs represent contractual rights to receive a specified payment upon the achievement of the Milestone further described below, relating to programs of Prevail Therapeutics Inc. (“Prevail”) known as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 and PR014. In prior Staff no-action letters, the Staff has not recommended enforcement action in connection with the issuance without registration under the Securities Act of contractual contingent payment rights possessing the same key characteristics as the CVRs. As noted in Forest Laboratories, Inc. (March 25, 2011), the Staff consistently has granted such no-action relief in connection with contractual contingent payment rights in a proposed tender offer or merger if the following factors (which are applicable to the CVRs in this transaction) apply:

a.	“the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

b.	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

c.	the rights are non-transferable, except by operation of law or by will or intestacy;

d.	the rights will not be evidenced by any form of certificate or instrument; and

e.	any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.”

(See also, e.g., Lorimar, Inc. (November 4, 1985); Essex Communications Corp. (June 28, 1988); Slater Development Corp. (April 7, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002)).

Staff No-Action Letter Precedents

The Staff has established its position for not requiring registration of contractual contingent payment rights as “securities” in the precedents listed above and described in further detail below.

In Essex Communications Corp., the Staff permitted the distribution of a deferred cash consideration right as part of the consideration for Essex’s acquisition by merger of U.S. Cable Television Group without requiring that such rights be registered under the Securities Act. The value of these rights was related in part to the number of subscribers to certain cable networks, which was uncertain as of the transaction’s closing. The Staff’s decision to not recommend enforcement action was based on the following facts: (i) the rights were an integral part of the consideration to be received in the transaction; (ii) the rights did not represent an ownership interest in the company; (iii) the rights were not transferable except by operation of law or by will; (iv) the rights were not represented by any form of certificate or instrument; and (v) any amount ultimately paid to the holders of the rights would not depend upon the operating results of the acquiring company.

January 5, 2021

In Minnesota Mining and Manufacturing Company, the Staff did not require contingent payment rights given as partial consideration for a company acquired in a stock for stock merger to be registered under the Securities Act. These rights were to be paid in shares of the company’s stock equivalent to fixed monetary amounts the value of which was dependent upon whether the acquired company was able to meet certain revenue targets in the future, and upon the amount of future revenues generated by sales of products developed by the acquired company. The Staff cited the following facts as being particularly relevant to its decision: (i) the rights were an integral part of the consideration to be received in the merger; (ii) the holders of the rights were to have no rights common to stockholders such as voting and dividend rights; (iii) the rights bore no stated rate of interest; (iv) the rights were not assignable or transferable except by operation of law; and (v) the rights were not represented by any form of certificate or instrument.

In Slater Development Corp., the Staff did not require deferred cash consideration rights constituting part of the consideration in a merger to be registered under the Securities Act. The holders of these rights were entitled to receive a percentage of certain funds, the amount of which depended upon the resolution of a lawsuit. The Staff cited the same facts as in Essex as being particularly salient to its decision.

In Genentech Clinical Partners III, the Staff did not require contingent payment rights, which were partial consideration for an acquisition and were calculated as a percentage of the net revenue from future sales in the United States of America of products containing a certain ingredient, to be registered under the Securities Act. The Staff, in making its decision, noted that (i) the rights were an integral part of the consideration to be received by selling security holders in the proposed transaction; (ii) any amount ultimately payable pursuant to the rights was not dependent on the operating results of the acquiring company; (iii) the rights were not transferable except by operation of law; (iv) the rights carried no voting or dividend rights and did not bear a stated rate of interest; (v) the rights would not be represented by any form of certificate or instrument; and (vi) the rights would not represent any equity or ownership interest in the parties to the applicable acquisition.

Recent Transactions

The Staff’s position, reflected in the no-action letters listed and described above, has been relied upon in subsequent transactions involving contractual contingent value rights that were not registered as “securities” under the Securities Act, including contingent payments conditioned upon the achievement of regulatory and/or commercialization related milestones similar to the milestones required in this transaction.

In ViroPharma Incorporated’s October 2008 acquisition of Lev Pharmaceuticals, ViroPharma agreed to pay Lev shareholders an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two cash payments, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a delineated time period.

January 5, 2021

In Ligand Pharmaceuticals Incorporated’s December 2008 acquisition of Pharmacopeia, Inc., Ligand agreed to pay Pharmacopeia stockholders a specified amount of cash, shares of common stock of Ligand and a contingent value right entitling such Pharmacopeia stockholders to an aggregate cash payment of $15 million if Ligand entered into a license, sale, development, marketing or option agreement with respect to any product candidate from Pharmacopeia’s dual angiotensin and endothelin receptor antagonist program on or prior to December 31, 2011.

In Endo Pharmaceuticals Holdings Inc.’s March 2009 acquisition of Indevus Pharmaceuticals, Inc., Endo agreed to pay Indevus shareholders an upfront cash payment and a non-transferable contingent value right to receive up to an additional $3.00 per share for certain milestones relating to Nebido, an Indevus product. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a specified type of label. The full amount of this payment would be payable either upon FDA approval without such label, or if the product was subject to such label, upon achievement of a certain sales target for the product. The second contingent payment would become payable if the FDA approved an additional specified product within a given time frame.

In Forest Laboratories’ April 2011 acquisition of Clinical Data, Forest agreed to pay Clinical Data shareholders $30.00 per share in cash plus grant contractual contingent rights to receive up to an additional $6.00 per share in cash payments contingent upon the achievement of certain commercial milestones related to future net sales of Viibryd or other products containing vilazadone hydrochloride within specified time periods.

In Cubist Pharmaceuticals, Inc.’s September 2013 acquisition of Trius Therapeutics, Cubist agreed to pay Trius shareholders $13.50 per share in cash plus one non-transferrable contingent value right for each share which represented the contractual right to receive up to $2.00 per share upon the achievement of certain milestones. A holder of a contingent value right was entitled to a cash payment of $1.00 if net sales of certain products in 2016 were greater than $125 million plus an additional amount for each $1 million of net sales of certain products in 2016 that were in excess of $125 million, up to a maximum payment of $2.00 for each contingent value right then held by such holder.

In Daiichi Sankyo Company, Ltd.’s November 2014 acquisition of Ambit Biosciences Corporation, Daiichi agreed to pay Ambit shareholders $15.00 per share in cash plus one contingent value right for each share, which represented the contractual right to receive a cash payment of up to $4.50 per share if certain commercialization related milestones relating to Ambit’s quizartinib product were achieved.

In Sientra, Inc.’s July 2017 acquisition of Miramar Labs, Inc., Sientra agreed to pay Miramar shareholders $0.3149 per share in cash plus one contingent value right per share, which represented the right to receive a cash payment of $0.0147 if cumulative net sales of the miraDry® System after the transaction closing exceeded $50,000,000, and another cash payment of $0.6911 if cumulative net sales of the miraDry® System after the transaction closing exceeded $80,000,000.

January 5, 2021

In Gurnet Point Capital’s November 2018 acquisition of Corium International, Inc., Gurnet Point agreed to pay Corium shareholders $12.50 per share in cash plus one contingent value right per share, which represented the contractual right to receive a cash payment of $0.50 per share based on whether Corium’s lead product candidate obtained FDA approval prior to March 31, 2020.

The Contingent Value Rights

Each of the five factors relied on by the Staff in the relevant no-action letters are applicable to the CVRs in this transaction. Lilly and Purchaser structured the CVRs to comply with the Staff’s criteria. Each CVR received by a tendering shareholder in this transaction will represent a non-tradeable contractual contingent right to receive a cash payment of up to $4.00, subject to any required tax withholding and without interest (the “Milestone Payment”), in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”). As described in the Offer to Purchase, the Milestone Payment will become payable upon receipt by Lilly or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of Prevail’s gene therapy products being researched or developed by Prevail as of the Effective Time pursuant to any of the programs known by Prevail as of immediately prior to the Effective Date as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan (the “Milestone”). If the Milestone is achieved prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

The CVR is an integral part of the consideration to be received in the Offer and the Merger and will be granted to tendering security holders pro-rata. The CVR represents the right to payments in the manner delineated above. As provided in the CVR Agreement and the Offer to Purchase, the CVRs do not represent any equity or ownership interest in Lilly or Purchaser (or any other entity) and do not have any voting or dividend rights. Interest will not accrue on any amounts payable on the CVRs to any holder. The CVRs will not be transferable except under the following conditions: (i) upon death of a holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by The Depositary Trust Company; or (v) to Purchaser, if at any time a holder abandons all of such holder’s remaining rights in a CVR by transferring such CVR to Purchaser without consideration therefor. The CVRs will not be evidenced by any form of certificate or instruments. Any amount ultimately paid to the CVR holders is not dependent on the operating results of Lilly, Purchaser or Prevail (or any other entity), but rather is dependent upon the achievement of the Milestone.

January 5, 2021

Based on the foregoing arguments presented, we respectfully submit that the CVRs are not “securities” required to be registered under the Securities Act.

2.

Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Exchange Act Rule 14e-1(c) and the disclosure requirements of Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law. Please also address in your analysis that if the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

Prompt Payment Provisions of Rule 14e-1(c)

We believe that the Offer complies with the prompt payment requirements of Rule 14e-1(c). Rule 14e-1(c) provides that no person who makes a tender offer shall “fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.” As set forth in the Offer to Purchase and related Letter of Transmittal, the offer price in this transaction (the “Offer Price”) consists of the right to receive $22.50 per Share in cash (the “Closing Amount”) plus one CVR per Share, which CVR represents a non-tradeable contractual right to receive a cash payment of up to $4.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if the Milestone is achieved prior to December 1, 2028, on the terms and subject to the conditions set forth in the CVR Agreement. As noted in the Staff’s comment, the Milestone Payment is subject to potential reduction. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder). Since the CVRs are not deferred cash payments to Prevail stockholders, but instead are contractual rights to receive cash payments if, and only if, the Milestone (in accordance with terms of the CVR Agreement) is achieved, the CVRs will be paid in compliance with the prompt payment rule. As described in the Offer to Purchase, the Offer Price will be paid immediately upon the closing of the Offer.

Once Purchaser accepts the Shares validly tendered and not validly withdrawn in the Offer, pays the Offer Price and enters into the CVR Agreement with a rights agent (the “Rights Agent”), the rights of holders of CVRs will be fixed under the CVR Agreement. The CVRs represent the binding obligations of Lilly and Purchaser under the CVR Agreement, and holders of CVRs shall be entitled to enforce such obligations from and after the consummation of the Offer in accordance with the terms of the CVR Agreement. Section 6.4 of the CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the CVR Agreement:

January 5, 2021

“Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, Purchaser, Purchaser’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted CVR Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted CVR Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted CVR Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Reasonable expenditures incurred by such Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. Holders acting pursuant to this provision on behalf of all Holders shall have no liability to the other Holders for such actions.”

Additionally, per Section 6.5 of the CVR Agreement, the CVRs are governed by Delaware law. Under Delaware law, determination of third-party beneficiary standing is dependent upon intent to benefit the third-party. Please see, e.g., Global Energy Finance LLC v. Peabody Energy Corp., C.A. No. 08C-10-129 RRC, 2010 WL 4056164, at *24-25 (Del. Super. October 14, 2010); see also Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. September 11, 2008). In Global Energy, the court stated “[a] third party beneficiary may recover on a contract made for that third party’s benefit. The creation of third party beneficiary rights requires that the contract confer an intended benefit on the third party, and the conferral of such benefit must be a material part of the contract’s purpose.” See Global Energy Finance LLC, supra, at *25 (Del. Super. October 14, 2010). The CVR Agreement satisfies each of the requirements referenced in the cases above.

The Staff has consistently granted no-action relief or has not objected to payment of consideration in a tender offer where such consideration includes a contractual right to receive a contingent cash payment upon the achievement of specified milestones in an agreed upon time period. For example, in Boston Scientific’s acquisition of Rubicon Medical Corporation in 2005 (which involved a tender offer to acquire all outstanding shares of common stock of the company), Boston Scientific proposed to pay, in addition to an upfront cash payment for shares of common stock, an “Additional Payment” to tendering security holders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. Boston Scientific received a comment letter from the U.S. Securities and Exchange Commission raising similar concerns raised by the Staff in Comment Number 2. In its May 17, 2005 response letter, Boston Scientific wrote, “The component of ‘consideration’ represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e-1(c).” Boston Scientific thereafter accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the additional payments upon the achievement of certain FDA approval related milestones. The CVRs are quite similar to the additional payments found in Boston Scientific. Like the additional payments in Boston Scientific, the cash amounts associated with the CVRs are only payable following the receipt of regulatory approvals, specifically in this case to initiate the marketing and sale of Prevail’s gene therapy products, including any form or formulation, in certain specified jurisdictions prior to December 1, 2028, and with no further effort required on the part of the holders. The CVRs will be granted at the same time the cash portion of the consideration is paid to tendering security holders. As a result, we espouse the same view expressed by Boston Scientific in its response letter to the Staff that the receipt by a tendering security holder, upon acceptance of his or her shares in a tender offer, of a contractual right to a contingent future payment is in compliance with the prompt payment standards of Rule 14e-1(c). We further note that the fact that the Milestone Payment is subject to potential reduction pursuant to the terms of the CVR Agreement (and as described above) does not impact this analysis.

January 5, 2021

Furthermore, we maintain that neither (i) structuring the Offer Price into two components of an upfront cash payment and CVRs nor (ii) the potential reduction of the Milestone Payment based upon when the Milestone is achieved would in any way contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979). Since Lilly will promptly pay the “consideration” by (a) causing Purchaser to pay the Closing Amount and (b) entering into, and causing Purchaser to enter into, the CVR Agreement on or prior to the Acceptance Time, securities tendered by Prevail stockholders will not be “tied up” for an unreasonable length of time.

Bearing all of this in mind, we submit that the offer satisfies the prompt payment requirements provided by Rule 14e-1(c).

Item 1004(a) of Regulation M-A

Regulation M-A Item 1004(a) requires that the bidder disclose the material terms of the transaction. Per Item 1(ii) of Regulation M-A Item 1004(a), such disclosure includes the type and amount of consideration being offered to security holders. This information is discussed at length throughout various sections of the Offer to Purchase, including with respect to (i) the amount of the Milestone Payment and the circumstances under which such Milestone Payment will be reduced over time and (ii) the specific Milestone that must be achieved, and the timeframe in which such Milestone must be achieved, in order for the Milestone Payment to become payable in respect of the CVRs. On the Cover Page of the Offer to Purchase, the Closing Amount and the existence of the CVRs are discussed. The CVRs are then described in further detail in the body of the Offer to Purchase. For example, on pages 39 and 40 of the Offer to Purchase, under the paragraph titled “CVR Agreement”, we disclose the following information about the CVRs and their terms (including the circumstances under which the Milestone Payment is subject to potential reduction):

“Each CVR represents a non-tradable contractual contingent right to receive a cash payment of up to $4.00, subject to any required tax withholding and without interest (such amount, or such lesser amount as determined in accordance with the terms and conditions of such CVR and summarized below) in accordance with the terms of the CVR Agreement. The Milestone Payment is payable (subject to certain terms and conditions) upon the receipt by Lilly or any of its affiliates, licensees or rights transferees prior to December 1, 2028, of all regulatory approvals required to initiate the marketing and sale of any of Prevail’s gene therapy products being researched or developed by Prevail as of the Effective Time pursuant to any of the programs known by Prevail as of immediately prior to the Effective Date as PR001, PR004, PR006, PR005, PR008, PR009, PR010, PR011, PR012 or PR014, including any form or formulation, and any improvement or enhancement, of such product, in any of the United States, United Kingdom, Germany, France, Spain, Italy or Japan. If the Milestone is achieved prior to December 31, 2024, the Milestone Payment will be $4.00. If the Milestone is achieved from and after January 1, 2025, the Milestone Payment will be reduced by 1/48th per month (or approximately 8.3 cents per month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

January 5, 2021

At or prior to such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Date, Lilly, Purchaser and a rights agent mutually acceptable to Lilly and Prevail will enter into the CVR Agreement governing the terms of the CVRs to be received by Prevail’s stockholders. Each holder of Shares, including shares of restricted stock, will be entitled to one CVR for each Share outstanding (i) that the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Offer Price pursuant to the Merger Agreement. Each holder of Prevail stock options will be entitled to one CVR for each Share subject to such Prevail stock options that is outstanding immediately prior to the Effective Time, and that has an exercise price per Share that is less than the Closing Amount, whether or not vested. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Lilly, Purchaser or Prevail or any of their affiliates.

There can be no assurance that the Milestone will be achieved on or prior to December 1, 2028, the expiration date of the CVR Agreement, and that the resulting payment will be required of Lilly with respect to the Milestone.

The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; or (v) to Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.”

3.

We note section 6.4 of the Form of Contingent Value Rights Agreement, listed as Exhibit (d)(5) to the Schedule TO. Please revise the Offer to Purchase to disclose the contractual rights, if any, that the holders of CVRs have against the Surviving Corporation, Purchaser, Lilly and/or the Rights Agent, as defined in the Form of Contingent Value Rights Agreement, with respect to those parties’ respective obligations owed to holders of CVRs pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders of CVRs.

January 5, 2021

In response to this comment by the Staff, we have accordingly revised the Offer to Purchase, as follows:

The disclosure on pages ii and iii under the heading “What is the CVR and how does it work?” in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to insert the following new paragraph as the penultimate paragraph under such heading:

“Holders of CVRs are intended third party beneficiaries of the CVR Agreement. Furthermore, the CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 30% of outstanding CVRs (the “Acting Holders”) have the sole right, on behalf of the holders of CVRs, by virtue or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders will be entitled to exercise such rights. The Acting Holders may request a written update in reasonable detail describing the process, status and anticipated trajectory of the development of the protocols applicable to the Milestone, which Parent shall not be obligated to provide more than once during any consecutive 12-month period. Additionally, the CVR Agreement grants Lilly and Purchaser the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor to Lilly or to Purchaser, (ii) adding to the covenants of Lilly and Purchaser for the protection of the holders (provided that such provisions do not adversely affect the interests of the CVR holders), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions do not adversely affect the interests of the CVR holders), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any similar registration or prospectus requirement under applicable securities laws outside the United States (provided that such provisions do not adversely affect the interests of the CVR holders), (v) providing for a successor rights agent, and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Lilly or Purchaser may also amend the CVR Agreement in a manner that is materially adverse to your interests as a CVR holder provided that Lilly and Purchaser obtain the written consent of the Acting Holders.”

The text on pages 39 and 40 under the heading “CVR Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase has been amended and supplemented to insert the following new paragraphs before the current last paragraph under such heading:

“Section 6.4 of the CVR Agreement provides that the CVR holders are intended third-party beneficiaries of the CVR Agreement. Furthermore, pursuant to Section 6.4 of the CVR Agreement, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 30% of the CVRs (the “Acting Holders”) have the sole right, on behalf of the holders of CVRs, by virtue or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders will be entitled to exercise such rights. The Acting Holders may request a written update in reasonable detail describing the progress, status and anticipated trajectory of the development of the products applicable to the Milestone, which Parent shall not be obligated to provide more than once during any consecutive 12-month period.

January 5, 2021

Additionally, the CVR Agreement grants Lilly and Purchaser the right to amend, without the consent of the CVR holders, the CVR Agreement in certain instances which include (i) providing for a successor to Lilly or to Purchaser, (ii) adding to the covenants of Lilly and Purchaser for the protection of the holders (provided that such provisions do not adversely affect the interests of the CVR holders), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein, making any provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions do not adversely affect the interests of the CVR holders), (iv) providing, as may be necessary or appropriate, to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any similar registration or prospectus requirement under applicable securities laws outside the United States (provided that such provisions do not adversely affect the interests of the CVR holders), (v) providing for a successor rights agent, and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of the CVR holders. Lilly or Purchaser may also amend the CVR Agreement in a manner that is materially adverse to your interests as a CVR holder provided that Lilly and Purchaser obtain the written consent of the Acting Holders of the CVRs.”

4.	Please prominently disclose, if true, that payment of the CVR is ultimately within the control of Lilly and/or the Surviving Corporation.

The CVR Agreement will be entered into by Lilly, Purchaser and the Rights Agent at or prior to the closing of the Offer and will provide that the tendering security holders that become entitled to receive the Milestone Payment under the CVR Agreement will be entitled to the benefit of and to enforce the CVR Agreement. The CVR Agreement will constitute the enforceable contractual obligation of each of Lilly and Purchaser. If the Milestone is met within the specified time period, Purchaser will be contractually obligated to make, and Lilly will be contractually obligated to ensure the payment of, the applicable Milestone Payment under the CVR Agreement. If the Milestone is achieved within the specified time period, neither Purchaser nor Lilly will have any discretion over the timing or amount of the payments to be made under the CVRs. Pursuant to the CVR Agreement, the Acting Holders will be able to enforce Purchaser’s payment obligations if Purchaser does not deliver the funds required to pay the Milestone Payment to the Rights Agent within 30 days following the achievement of the Milestone or if any portion of the Milestone Payment has not been paid following the applicable payment date. Furthermore, pursuant to the rights set forth in Section 6.4 of the CVR Agreement, the Acting Holders will have the right to institute any action or initiate any proceeding in order to determine whether the Milestone triggering the Milestone Payment under the CVR Agreement has been achieved.

Section 4.3(a) of the form of CVR Agreement provides that Lilly shall, and shall cause its subsidiaries, licensees and rights transferees to, use “Commercially Reasonable Efforts” (as defined in the CVR Agreement) to achieve the Milestone as promptly as practicable following the Effective Time, provided, that use of Commercially Reasonable Efforts does not guarantee that Lilly will achieve the Milestone at all or by a specific date. This provision was included in the form of CVR Agreement for the sole purpose of clarifying that Lilly will not be subject to claims for breach of the CVR Agreement or for payments under the CVRs if (i) the Milestone is not met within the required periods and (ii) Lilly, or any of its subsidiaries, licensees and rights transferees, used Commercially Reasonable Efforts to achieve the Milestone. There could be many reasons that the Milestone is not met, some of which could arguably be within Lilly’s control, but others would be entirely outside it. Therefore, while payment of the Milestone Payments under the CVRs, if they become payable, is within Lilly’s and the Surviving Corporation’s control insofar as such payments will ultimately be made by Lilly and/or the Surviving Corporation in the event that the Milestone is achieved, such “control” is subject to the contractual rights of the CVR holders and Lilly’s and the Surviving Corporation’s contractual obligations, in each case, as set forth above.

January 5, 2021

In response to the Staff’s comment, we have amended the disclosure to include the following statement on page iii in the Summary Term Sheet after the last paragraph under the heading “What is the CVR and how does it work?” and on page 40 in Section 11 — “The Merger Agreement; Other Agreements” after the end of the second paragraph under the heading “CVR Agreement”:

“Under the terms of the CVR Agreement, Lilly shall, and shall cause its subsidiaries, licensees and rights transferees to, use commercially reasonable efforts (as defined in the CVR Agreement) to achieve the Milestone as promptly as practicable following the Effective Time, provided, that use of commercially reasonable efforts does not guarantee that Lilly will achieve the Milestone at all or by a specific date. Whether the Milestone required for payment of the Milestone Payment is met will depend on many factors, some within control of Lilly and its subsidiaries and others outside the control of Lilly and its subsidiaries.”

5.

Please provide your analysis as to the materiality of bidder financial statements under Item 1010(a)-(b) of Regulation M-A. If you believe such disclosures are not required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, please revise to disclose if true that (i) the bidder’s financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments; (ii) holders of the rights to receive payments have no greater rights than those accorded to general unsecured creditors under applicable law; (iii) the rights would be effectively subordinated in right of payment to all of the bidder’s secured obligations to the extent of the collateral securing such obligations; and (iv) the rights would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lilly and the Surviving Corporation. Please also disclose the possible effects of a bankruptcy filing on the parties’ payment obligations.

Item 1010(a)-(b) of Regulation M-A dictates that bidder financial information be disclosed when such information is material. Given the manner in which the Offer is structured, we do not believe that Lilly and Purchaser’s financial statements are material to the decision of Prevail security holders to participate in the Offer and therefore, such financial statements do not need to be disclosed in the SC TO-T.

Instruction 1 to Item 10 explains “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the Staff stated that there are several factors that should be considered in determining whether bidder financial statements are material, including: (i) whether the purpose of the tender offer is for control of the subject company, and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.”

January 5, 2021

Since Lilly has, and the Purchaser through Lilly will have, sufficient financial resources to pay the Offer Price, we respectfully submit that Lilly’s financial condition is not material to the decision of security holders to tender their securities in the Offer and that Lilly’s ability to finance the transaction is not uncertain for the following reasons:

•

the Offer is for all the outstanding Shares and the consideration in the Offer consists solely of cash (including the right to receive any amounts payable with respect to the CVRs, as described herein, which will be paid solely in cash);

•	the consummation of the Offer is not subject to any financing condition;

•

as noted in the revised Section 9 – “Source and Amount of Funds” of the Offer to Purchase, which is being filed in conjunction with this letter, Lilly estimates that the total amount of funds required to (i) purchase all outstanding securities of Prevail pursuant to the Offer and to complete the Merger will be approximately $880 million and (ii) pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestone is achieved will be approximately $160 million; and

•

Lilly (i) is a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR, (ii) has cash and cash equivalents of approximately $3.60 billion as of September 30, 2020 (as disclosed in Lilly’s most recent Quarterly Report on Form 10-Q), and (iii) not taking into account other sources of liquidity accessible to Lilly under current or planned financing arrangements, Lilly has liquid current assets, net of liabilities, well in excess of the amount required to pay the Offer Price to tendering security holders in the Offer and related fees and expenses (including the Milestone Payment).

Considering the foregoing, we respectfully submit that the financial condition of Lilly and Purchaser is not material to a security holder’s decision to tender its securities in the Offer.

In response to the Staff’s comment, the first paragraph under the heading “Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?” on page iv in the Summary Term Sheet of the Offer to Purchase has been amended and supplemented to include the following sentence at the end of such paragraph:

“While, for the reasons stated above, we do not believe Purchaser’s financial condition to be relevant to your decision to tender your Shares, you should consider the following in connection with your decision to tender your Shares and accept the Offer:

•	Lilly’s future financial condition could deteriorate such that Lilly would not have the necessary cash or cash equivalents to pay, or cause to be paid, the Milestone Payments;

January 5, 2021

•	holders of CVRs will have no greater rights against Lilly or the Surviving Corporation than those accorded to general unsecured creditors of Lilly or the Surviving Corporation under applicable law;

•	the CVRs will be effectively subordinated in right of payment to all of Lilly’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations;

•

the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lilly’s subsidiaries (other than the Surviving Corporation); and

•

the filing of a bankruptcy petition by, or on behalf of, Lilly or the Surviving Corporation may prevent Lilly or the Surviving Corporation from making some or all payments that may become payable with respect to the CVRs.”

Section 9 – “Source and Amount of Funds” of the Offer to Purchase has been amended and supplemented to insert the following paragraph on page 15 after the new first paragraph (as described below in Item 6) under such heading:

“While, for the reasons stated above, we do not believe our financial condition to be relevant to your decision to tender your Shares and accept the Offer, you should consider the fact that Lilly’s future financial condition could deteriorate such that Lilly would not have the necessary cash or cash equivalents to pay, or cause to be paid, the Milestone Payments. Furthermore, you should also consider the fact that: (i) holders of CVRs will have no greater rights against Lilly or the Surviving Corporation than those accorded to general unsecured creditors of Lilly or the Surviving Corporation under applicable law; (ii) the CVRs will be effectively subordinated in right of payment to all of Lilly’s and the Surviving Corporation’s secured obligations to the extent of the collateral securing such obligations; (iii) the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lilly’s subsidiaries (other than the Surviving Corporation); and (iv) the filing of a bankruptcy petition by, or on behalf of, Lilly or the Surviving Corporation, may prevent Lilly or the Surviving Corporation from making some or all payments that may become payable with respect to the CVRs.”

6.

Disclosure under the heading “Source and Amount of Funds” on page 15 suggests that Lilly may use as a source of funds necessary to satisfy Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions “borrowings at prevailing effective rates under Lilly’s commercial paper program.” Please provide the disclosure described in Item 1007(d) of Regulation M-A and, to the extent applicable, Item 1007(b). Refer to Item 7 of Schedule TO.

In response to this comment by the Staff, we have accordingly revised the Offer to Purchase by deleting the paragraph under Section 9 – “Source and Amount of Funds” on page 15 thereof and replacing it with the following:

January 5, 2021

“The Offer is not conditioned upon Lilly’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. We estimate that we will need approximately $880 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Lilly will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. In addition, Lilly will need approximately $160 million to pay the maximum aggregate amount that the holders of the CVRs may be entitled to receive if the Milestone is achieved. Lilly has, or will have, available to it, through a variety of sources, including cash and cash equivalents on hand and borrowings at prevailing effective rates under Lilly’s commercial paper program, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. As of September 30, 2020, Lilly had approximately $3.60 billion in cash and cash equivalents on hand. In the event that Lilly determines to issue commercial paper in connection with the purchase of Shares pursuant to the offer and to complete the Merger, such commercial paper will be issued at a discount to principal amount resulting in an effective yield determined by the market for commercial paper at the time of each such issuance, the maturities of such commercial paper and Lilly’s commercial paper rating. Lilly currently anticipates the maturities of such commercial paper to be between 30 and 90 days. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.”

7.

We note the disclosure in the penultimate paragraph on page 43 relating to the failure of Lilly, Purchaser or any other affiliate of Lilly to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the parties fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a party decides to proceed with offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the parties’ understanding on both points in your response letter.

Lilly and Purchaser confirm their understanding that: (i) when a condition is triggered and a party decides to proceed with the Offer anyway, this decision is tantamount to a waiver of the triggered condition, and depending on the materiality of the waived condition and the number of days remaining in the Offer, Lilly and Purchaser may be required to extend the Offer and recirculate new disclosure to Prevail’s stockholders in such circumstance and (ii) if an Offer condition is triggered by events that occur during the Offer period and before the Expiration Date, Lilly and Purchaser will inform Prevail’s stockholders how they intend to proceed promptly and will not wait until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon the Expiration Date.

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January 5, 2021

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Raymond O. Gietz at (212) 310-8702 or Matthew J. Gilroy at (212) 310-8961.

Sincerely,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:	Anat Hakim

Senior Vice President, General Counsel and Secretary

Eli Lilly and Company

Matthew J. Gilroy

Weil, Gotshal & Manges LLP